February 7, 2025

Deven Soni
President and Chief Executive Officer
Vertical Data Inc.
1980 Festival Plaza Drive Suite 300
Las Vegas, NV 89135

       Re: Vertical Data Inc.
           Registration Statement on Form S-1
           Filed January 10, 2025
           File No. 333-284187
Dear Deven Soni:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 Filed January 10, 2025
Prospectus Summary, page 1

1. Please revise to include your revenue and net loss for the period presented in the prospectus.
Our Industry Background and Market Opportunity, page 2

2. Please revise your disclosure to state the name of each publication or research report referenced and name the CBRE publication you reference.
Our Products and Suppliers, page 2

3. Please revise your disclosure here and throughout your registration statement where appropriate to make clear the difference between your distribution agreements with suppliers versus your vendor agreements or otherwise reconcile these terms to refer consistently to the form of agreements in place. Further, please revise your risk factors
 February 7, 2025
Page 2

       section to discuss the risks associated with not having any distribution agreements in place with any of your suppliers as applicable.
Sales and Marketing, page 3

4. For context, please briefly revise your disclosure here and elsewhere as appropriate to reflect the number of sales representatives contracted as consultants as well and business development specialists involved in their respective business activities, or otherwise make clear the prospective nature of the activities described here. We note elsewhere in your registration statement that you disclose that you currently have one full-time employee and nine consultants. Additionally, please clarify whether your full-time employee and nine consultants include the "temporary and contract workers as well as [the] robust offshore team focused on operations, finance and administration" that you mention on page 5.
There are increased costs and regulations associated with operating a public company, page
11

5. We note your statement that "[w]ith only three (3) officers and two (2) independent
       directors there will be no internal oversight to the Company   s
financial reporting,
       initially, except from the Company   s outside auditors." Please revise
to clarify
       whether your Chief Executive Officer and Chief Financial Officer have internal oversight over your financial reporting. Additionally, please revise to clarify the role of your outside auditors.
Risk Factors
Risks Related to Our Business
Regional government regulation could adversely affect our business..., page 13

6. Please revise your discussion here to describe in greater detail the risks related to the applicable regulation at each of the foreign, federal, local, and regional levels. To the extent appropriate, please provide examples of each type of government regulation that could adversely impact your business. Revise the title of this risk factor to reflect that your discussion also encompasses foreign, federal, and local regulation as applicable. Additionally, please update the disclosure in your Business section to discuss the need for any governmental approval and effect of existing or probably governmental regulations on the business. Refer to Item 101(h)(4)(viii) and (ix) of
       Regulation S-K.
We rely on a small number of key vendors in our supply chain..., page 14

7. Please revise the discussion here to state directly that your reliance is currently limited to two vendors and revise to clarify throughout the prospectus where you state that you purchase from a "network of suppliers."
We have not voluntarily implemented various corporate governance measures..., page 17

8. Please revise your disclosure here to accurately describe the OTC and OTC Stock
       Market as over-the-counter quotation systems as opposed to national securities exchanges.
 February 7, 2025
Page 3

Risks Related to Our Industry
The interruption of the flow of products from suppliers could disrupt our supply chain, page
19

9. We note your statements that you have experienced product constraints from suppliers for various reasons and separately, supply chain disruptions. In each instance, to the extent material, please revise to quantify the impact that the product constraints and the supply chain disruptions have had on your business.
Risks Related to Our Common Stock
Upon completion of the offering stockholders will own a minority percentage of the
Company's stock, page 22

10. We note your statement that "Deven Soni, our CEO and Trevor Koverko, a co-
       founder of the Company, own 25.8% and 25.1% of our outstanding common shares, respectively, or 50.9% on a combined basis, and will continue to do so after the filing of this Registration Statement." However, we also note your disclosure in the table on page 26 that each selling stockholder will own 0% of your common stock following the offering. Please revise for consistency.
Selling Stockholders, page 25

11. We note that you group non-executive and non-director stockholders in a single line item, which comprise almost 60% of your offering. Please revise to identify each of the selling stockholders and any material relationship such stockholders have with the company within the past three years. For example, we note your disclosure on page 22 that Trevor Koverko, a co-founder of the company, owns 25.1% of your outstanding common shares. Please revise to include Mr. Koverko along with the other selling stockholders. Refer to Item 507 of Regulation S-K. Please also make changes in Part
       II, Item 15. Recent Sales of Unregistered Securities and please name the persons or class of persons that comprise the "various individuals" to whom you issued the
       36,503,000. Refer to Item 701 of Regulation S-K.
Liquidity and Capital Resources
Going Concern, page 31

12. Please revise your disclosure here and elsewhere as appropriate to discuss the "certain arrangements to raise additional capital" that you have entered into. We note your disclosure on page 30 stating that you plan to continue to fund operations "through private equity" as well as cash generation from ongoing business operations. To the extent that you have entered into any agreements, please summarize the material terms and file such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-
       K.
Available Working Capital, Trends, and Uncertainties, page 33

13. Please revise your disclosure here to briefly describe the source(s) of the increase in your available cash from $427,722 as of September 30, 2024 to $1.5 million in cash disclosed as available to fund your operations.
 February 7, 2025
Page 4

Business
Reliance on Management, page 35

14. Please revise this section to align more directly with the current structure of your senior management (i.e., you have one employee, who is your CEO, and your other two senior officers, the CFO and Chief Sales Officer, serve in their respective capacities via consulting agreements).
Property, page 37

15. Please revise to disclose when your current lease expires and whether you plan to renew your lease at the same terms or otherwise.
Conflicts of Interest, page 38

16. Please revise this section to reflect the specific conflicts of interest involving your senior management. In this light, we note your disclosure that identifies such conflicts under the risk factor titled "We may have conflicts of interest" on page 18.
Security Ownership of Certain Beneficial Owners and Management, page 41

17. For each entity listed in this table, identify the natural person(s) with voting and/or dispositive control over the shares held by it. Consider the use of footnotes to the current tabular presentation.
General

18. We note that you seek to register 40,703,052 shares of common stock, which based on your disclosure on page 26 constitutes all issued and outstanding shares of your common stock. Please tell us why this transaction is not an indirect primary offering in which the selling shareholders are acting as conduits in a distribution to the public and are therefore underwriters under Section 2(a)(11) of the Securities Act of
       1933, selling on your behalf. Underwriters must be identified in the prospectus as underwriters (not "may be deemed to be an 'underwriter'"). In addition, as underwriters conducting an indirect primary offering, the selling security holders would need to offer and sell their securities at a fixed price for the duration of the offering; it would not be possible for them to sell at market prices later. Refer to
       Securities Act Rule Compliance and Disclosure Interpretations Question 612.09.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact James Giugliano at 202-551-3319 or Theresa Brillant at 202-551-3307
if you have questions regarding comments on the financial statements and related
 February 7, 2025
Page 5



      matters. Please contact Kate Beukenkamp at 202-551-3861 or Cara Wirth at 202-551-
7127 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:   Scott E. Linsky